[Fountain Powerboat Letterhead]

September 16, 2005

BY HAND DELIVERY AND EDGAR

Nilima Shah

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, DC 20549

Re:	Fountain Powerboat Industries, Inc.
Item 4.02 Form 8-K
Filed:	September 8, 2005
File No.:	1-10316

Dear Ms. Shah:

On behalf of Fountain Powerboat Industries, Inc. (“Fountain” or the “Company”), and in response to the staff’s comment letter dated September 12, 2005 relating to the staff’s review of the above-referenced Form 8-K filing, set forth below are the Company’s responses to the comments. Concurrently with the submission of this letter, the Company has filed an amendment to the Form 8-K (the “Form 8-K/A”).

The Company’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.

1.	You have disclosed that the restatements affecting the periods disclosed in your 4.02 Form 8-K filed on September 8, 2005 were due to omissions and errors in the entry and reconciliation of certain items to the general ledger during these periods. You have also stated that you will correct certain accounting adjustments made as part of the year end process which increased revenues and assets and decreased liabilities. However, you have not provided sufficient disclosure relating to the underlying facts that lead you to conclude that a restatement was required relating to these periods. Please expand your disclosure to include this information and in doing so, please file an amended Form 8-K.

The Company has added the requested disclosure to the Background section of the Form 8-K/A.

2.	Please tell us and disclose in your amended filings why the accounting errors made as part of the year-end audit process require reversal. In this regard, please further clarify your statement that your inability to produce sufficient documentation to reconcile the adjustments resulted in your conclusion that such adjustments were erroneous.

The Company has added the requested disclosure to the Background section of the Form 8-K/A.

*    *    *    *

The Company acknowledges that :

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses or the Revised Form 8-K, please do not hesitate to call me at (252) 975-7005.

Respectfully submitted,

/s/ Irving L. Smith
Irving L. Smith
Chief Financial Officer

Enclosures

cc:	Reginald M. Fountain, Jr., Chief Executive Officer
James E. Showen, Hogan & Hartson L.L.P.
John B. Beckman, Hogan & Hartson L.L.P.

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